UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)1

             America First Financial Fund 1987-A Limited Partnership
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                                (Name of Issuer)

                          Beneficial Unit Certificates
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                         (Title of Class of Securities)

                                    023913106
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                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 21, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D



CUSIP No.  023913106                                 Page  2  of  6  Pages
          -----------                                     ---    ---


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                     (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    564,350
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  564,350
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,350
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 Pages

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 16, 1997, as amended September 17, 1997 and October 14, 1997 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Beneficial Unit Certificates (the "Shares") of America First Financial Fund 1987- A Limited Partnership, a Delaware limited partnership (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 3.   Source and amount of Funds of Other Consideration.

     The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The $21,839,062.29 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

Item  5.  Interest in Securities of the Issuer.

     The  information  set forth in Item 5 of the Schedule 13D is hereby amended
and  supplemented  by  adding  the  following   information  to  the  respective
paragraphs thereof:

                                Page 3 of 7 Pages

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 564,350 Shares of the Company (or approximately 9.4% of the Company's Beneficial Unit Certificates outstanding on October 10, 1997) based on the number of 6,010,589 Shares then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons.

                                Page 4 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    October 23, 1997
                                                  ---------------------
                                                         (Date)


                                                  /s/ Daniel R. Tisch
                                                  ---------------------
                                                      (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                      (Name/Title)



                                Page 5 of 7 Pages

                                    EXHIBIT A



                    Acquisitions of Shares by the Partnership
                           During the Past Sixty Days
                           --------------------------


                       Date of            Number       Aggregate     Price Per
Entity               Transaction        of Shares        Price         Share

Partnership        August 26, 1997       11,700       456,358.50       39.005

                   August 28, 1997        1,000        39,067.50       39.068

                   August 29, 1997        6,700       262,108.69       39.121

                 September 2, 1997        2,000        78,260.00       39.130

                 September 5, 1997        4,000       159,400.00       39.850

                 September 5, 1997        5,800       231,929.24       39.988

                 September 9, 1997        8,600       342,968.00       39.880

                September 15, 1997        2,250        90,877.50       40.390

                September 15, 1997        3,800       152,693.88       40.183

                September 16, 1997        2,800       113,564.08       40.559

                September 17, 1997       14,300       582,459.02       40.731

                September 18, 1997       10,000       412,400.00       41.240

                September 18, 1997        1,300        53,794.00       41.380

                September 19, 1997        5,400       224,802.00       41.630

                September 19, 1997        2,300        95,099.02       41.347

                September 24, 1997        5,000       207,525.00       41.505

                September 26, 1997        2,500       104,137.50       41.655

                September 26, 1997      (10,000)     (419,061.02)      41.938

                September 29, 1997        7,000       291,585.00       41.655

                September 30, 1997          500        20,827.50       41.655

                   October 1, 1997        5,000       208,900.00       41.780

                   October 3, 1997       (5,000)     (216,725.00)      43.345

                   October 6, 1997        4,500       193,072.50       42.905

                   October 7, 1997        3,100       133,424.00       43.040

                   October 7, 1997        1,700        72,938.50       42.905


                                Page 6 of 7 Pages

                 October 8, 1997          3,000       129,090.00       43.030

                 October 9, 1997          8,000       344,240.00       43.030

                October 10, 1997          5,000       213,962.50       42.793

                October 13, 1997           2000        85,500.00       42.750

                October 13, 1997         29,300     1,253,454.00       42.780

                October 14, 1997         13,000       554,140.60       42.626

                October 15, 1997         15,000       634,200.00       42.280

                October 16, 1997          1,700        72,318.00       42.540

                October 16, 1997          6,000       261,187.80       43.531

                October 16, 1997          5,000       217,650.00       43.530

                October 17, 1997          3,200       137,696.00       43.030

                October 20, 1997          5,300       229,225.00       43.250

                October 20, 1997          1,000        43,500.00       43.500

                October 20, 1997          8,700       374,973.48       43.100

                October 21, 1997          7,000       304,875.20       43.554

                October 21, 1997          5,500       239,102.60       43.473

    All Shares were purchased in transactions on the NASDAQ National Market.

                                Page 7 of 7 Pages